Exhibit 2.1

MICROSOFT CORPORATION

                                             To:      Openwave Systems Holdings (France), SAS
                                               Openwave Systems, Inc.

                                                                                          November 11, 2007

Dear Sirs,

Re: Exclusivity for the acquisition of “Company”

We refer to our discussions with Openwave Systems Holdings (France), SAS (the “Seller”), which is the sole shareholder of Musiwave, SA (“Company”), and is listed below as a party to this letter (the “Final Offer”) relating to the purchase (the “Purchase”) by Microsoft Corporation (“Purchaser”), a publicly traded company created under the Laws of the State of Washington in the United States of America, of 100% of the share capital of Company (the “Shares”).

In accordance with our last negotiations regarding the terms and conditions of the proposed Purchase, we are pleased to confirm the following:

(1)	The purchase price for the Shares (the “Purchase Price”) is Forty-Six Million Dollars ($46,000,000.00), subject to adjustment as set forth in the SPA (as defined below);

(2)
Purchaser offers (the “Offer”) to purchase the Shares by way of a share purchase agreement (to be entered into by Purchaser, Seller, Company, and Seller’s parent company, Openwave Systems, Inc. (“Parent”) (the “SPA”).  The SPA will replicate the terms and conditions set out in the draft agreement, attached hereto as Schedule 1 and the side letter referenced therein (the “Draft Agreement”); and

(3)
The Purchaser's intention is to enter into the Purchase and execute the SPA as soon as the required opinion of Company’s works council (Comité d’Entreprise) (the “Works Council”) has been obtained, the Purchase being closed as soon as the closing conditions set forth in the Draft Agreement therefore to complete the Purchase would have been satisfied.

In consideration of the foregoing, we request that you sign this Final Offer letter to confirm that

(i)
Parent and Seller shall cause the Company to convene its work council members to have a meeting with regard to the Purchase no later than November 16, 2007 with the view to obtain its opinion on the contemplated Purchase as soon as possible; and

(ii)
between the date of this Final Offer and November 16 (the “Exclusivity Period”), Seller and Parent will not and will cause Company and its Subsidiaries (as defined in the Draft Agreement) not to (and will use their commercially reasonable efforts to ensure that none of their nor Company’s or any Company Subsidiary’s officers, directors, agents, employees, or affiliates, or any investment banker, financial advisor, attorney, accountant, or other advisor, agent, or representative (collectively, “Representatives”)) take or cause or permit any Person (as defined in the Draft Agreement) to take, directly or indirectly, any of the following actions with any party other than Purchaser and its designees:

(a)
solicit, knowingly encourage, initiate, or participate in any negotiations, inquiries, or discussions with respect to any offer or proposal to acquire all or any significant part of Company or any Company Subsidiary, its business, assets, or capital shares, whether by merger, amalgamation, consolidation, other business combination, purchase of capital stock purchase of assets, license (but excluding non-exclusive licenses entered into in the ordinary course of business), lease, tender or exchange offer, or otherwise (each of the foregoing, a “Restricted Transaction”);

(b)
disclose, in connection with a Restricted Transaction, any nonpublic information to any Person other than Purchaser or its Representatives concerning Company’s or any Company Subsidiary’s business or properties or afford to any Person other than Purchaser or its Representatives access to its properties, books, or records, except as required by law or in accordance with a governmental request for information;

(c)	enter into or execute any agreement relating to a Restricted Transaction; or

(d)
make or authorize any public statement, recommendation, or solicitation in support of any Restricted Transaction or any offer or proposal relating to a Restricted Transaction other than with respect to the Purchase.

If Parent, Seller, Company or any Company Subsidiary is contacted by any third party expressing an interest in discussing a Restricted Transaction, Company will promptly, but in no event later than 24 hours following Parent's, Seller’s, Company’s or any Company Subsidiary’s knowledge of such contact, notify Purchaser in writing of such contact and the identity of the party so contacting Parent, Seller, Company or any Company Subsidiary and any information conveyed to Parent, Seller, Company or any Company Subsidiary by such third party in connection with such contact or relating to such Restricted Transaction, and will promptly, but in no event later than 24 hours, advise Purchaser of any material modification or proposed modification thereto.

Parent and Seller further agree that they shall cause Company and its Subsidiaries to conduct their business in the ordinary course of business consistent with past practices with reasonable diligence.

In the event the Works Council does not issue an opinion on the Purchase by November 16, 2007, the Exclusivity Period shall automatically be extended until December 15, 2007.

The provisions of this Final Offer letter shall remain in force, the Offer shall be irrevocable and Seller shall have the option to accept the Offer until the end of the Exclusivity Period.  However, in any event, Parent, Seller, Company and Purchaser agree to negotiate in good faith any additional extension of the Exclusivity Period that is necessary to complete the Purchase.

None of Parent, Seller, Company or Purchaser shall, and each shall cause its controlled affiliates not to, issue or cause the publication of any press release or other public announcement with respect to the execution of this Final Offer letter without the prior written consent of Purchaser (in the case of publicity by Company, Seller or Parent (together, the “Seller Parties”)) or the prior written consent of Parent, in the case of publicity by Purchaser, which consent, in each case, shall not be unreasonably withheld.  If any party determines, after consultation with outside counsel, that it is required by applicable law or by any listing agreement with, or the listing rules of, a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Final Offer letter, then that party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the Purchaser (in the case of publicity by any Seller Party) or Seller (in the case of publicity by Purchaser) to review and comment upon such press release or other public announcement, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.  Except as may be required by applicable law, neither a Seller Party nor Purchaser shall make any communication to customers or announcements to the Company's employees with respect to the transactions contemplated by this Final Offer letter without the prior written consent of, in the case of a communication or announcement by a Seller Party, Purchaser or, in the case of a communication or announcement by Purchaser, Parent.

Purchaser acknowledges Seller’s and the Company’s desire to conclude the Works Council consultation process as promptly as possible and agrees (i) to provide the Company and Seller with all information regarding Purchaser or its affiliates or within the control of Purchaser or its affiliates that is reasonably requested by Seller or the Company for purposes of notifying the change of control of the Company and (ii) to cooperate with the Company and Seller and use its reasonable best efforts to have the consultation process concluded at the earliest practicable time.

You shall countersign the three (3) enclosed copies of this Final Offer letter to confirm your agreement with this offer, provided that your countersignature shall not be construed as an acceptance of this offer implying your undertaking to sign the SPA.

The parties to this Final Offer letter shall bear their respective costs, including the fees of their advisers, in connection with the preparation and negotiation of this Final Offer letter and the matters contemplated herein.

This Final Offer letter is governed in all respects by the laws of the State of Delaware, without regard to principles of conflicts of law.

Any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Final Offer letter or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

This Final Offer letter may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same Final Offer letter and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Yours sincerely,

Microsoft Corporation

Agreed to and accepted:

Openwave Systems, Inc.

By:
Name:
Title:

Openwave Systems Holdings (France), SAS

By:
Name:
Title:

SCHEDULE I

Draft Agreement